Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
November 30, 2011 and the Prospectus dated January 4, 2011
Registration No. 333-171526
November 30, 2011
CCO HOLDINGS, LLC
CCO HOLDINGS CAPITAL CORP.
This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$750,000,000

Title of Securities:	7.375% Senior Notes due 2020

Final Maturity Date:	June 1, 2020

Issue Price:	100.000%, plus accrued interest, if any

Coupon:	7.375%

Yield to Maturity:	7.375%

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	June 1, 2012

Gross Proceeds:	$750,000,000

Underwriting Discount:	1.30%

Net Proceeds to the Issuers before Estimated Expenses:	$740,250,000

Optional Redemption:	Except as described below, the Notes are not redeemable before December 1,
2015. On or after December 1, 2015, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Date	Price
2015	103.688%

2016	101.844%

2017 and thereafter	100.000%

At any time prior and from time to time prior to December 1, 2015, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to December 1, 2014, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Morgan Joseph TriArtisan LLC
Credit Agricole Securities (USA) Inc.

Use of Proceeds:	We intend to use the proceeds of this offering (i) to fund the Tender Offer for the Subject Notes, (ii) to pay fees and expenses related to this offering and (iii) for general corporate purposes.

Trade Date:	November 30, 2011

Settlement Date:	December 14, 2011 (T+10)

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP AW3
ISIN: US1248EPAW31

Listing:	None

Other:	Certain of the underwriters and their affiliates are acting as arrangers for the Term Loan A Financing referred to in the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Recent Events” and are expected to act as lenders for a portion of the new Term Loan A Financing.
The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.